SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ending 31 August 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares dated 2 August 2011
Exhibit 1.2	Transaction in Own Shares dated 9 August 2011
Exhibit 1.3	Director/PDMR Shareholding dated 10 August 2011
Exhibit 1.4	Transaction in Own Shares dated 16 August 2011
Exhibit 1.5	Total Voting Rights dated 31 August 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 August 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 4,291 ordinary shares on 1st August 2011, 549 ordinary shares on 25th July, and 1,112 shares on 18th July 2011 at prices between 394.00 pence and 487.00 pence per share. These shares were previously held as treasury shares.

BP p.l.c. also announces that it transferred to participants in its employee share schemes 588,123 ordinary shares on 14th July 2011 at a price of 458.50 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,844,569,907 ordinary shares in Treasury, and has 18,942,400,955 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 August 2011

BP p.l.c. announces that it transferred 549 ordinary shares to participants in its employee share schemes on 8th August 2011 at a price of 420.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,844,569,358 ordinary shares in Treasury, and has 18,942,401,504 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 August 2011

BP p.l.c. was advised on 10 August 2011 by Computershare Plan Managers that on 10 August 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.0525 per share through participation in the BP ShareMatch UK Plan :-

Director

Mr I.C. Conn 78 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 78 shares
Mr B. Looney                78 shares
Mr S. Westwell              78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 August 2011

BP p.l.c. announces that it transferred 672,802 ordinary shares to participants in its employee share schemes on 15th August 2011 at prices between 394.00 pence per share and 420.00 pence per share. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,843,896,556 ordinary shares in Treasury, and has 18,943,098,516 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Total Voting Rights
BP p.l.c. - 31 August 2011

BP p.l.c.
Voting Rights and Capital - Transparency Directive Disclosure
London 31 August 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,943,098,516 ordinary shares par value US$0.25 per share, excluding shares held in treasury and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,948,181,016. This figure excludes 1,843,896,556 ordinary shares which have been bought back and held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 September 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary